UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 7, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On December 7, 2015 (the “Closing Date”), NXP Semiconductors N.V., a Dutch public limited liability company (the “Company”) and Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (“Freescale”) completed the previously announced merger pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 1, 2015, by and among the Company, Freescale and Nimble Acquisition Limited, a Bermuda exempted limited liability company and an indirect, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub was merged with and into Freescale, with Freescale being the surviving corporation and an indirect, wholly-owned subsidiary of the Company (the “Merger”).

As a result of the Merger, each common share of Freescale, par value $0.01 per share (each, a “Freescale Common Share”) (other than certain Freescale Common Shares as set forth in the Merger Agreement) was cancelled and converted into the right to receive $6.25 in cash, without interest, plus 0.3521 of a duly authorized, validly issued and fully paid ordinary share of the Company, par value EUR 0.20 per share.

The Merger was approved by the shareholders of the Company and Freescale at shareholder meetings held on July 2, 2015 and became effective upon the issuance of a certificate of merger by the Registrar of Companies in Bermuda on December 7, 2015.

A copy of the joint press release issued by the Company and Freescale on December 7, 2015 announcing the completion of the Merger is filed herewith as Exhibit 1 and is incorporated herein by reference.

In connection with the Merger, NXP B.V. and NXP Funding LLC, as borrowers (the “Borrowers”), the several lenders party thereto, Morgan Stanley Senior Funding LLC, as collateral agent (the “Collateral Agent”), Credit Suisse AG, as administrative agent (the “Term Loan Administrative Agent”), the joint lead arrangers, the joint bookrunners and the co-managers, each as detailed therein, entered into a US$2,700,000,000 secured term credit agreement dated as of the Closing Date (the “New Secured Term Credit Agreement”). All present and future obligations of the Borrowers arising under and pursuant to the terms of the New Secured Term Credit Agreement shall be guaranteed pursuant to a guaranty agreement dated as of the Closing Date (the “Term Loan Guaranty Agreement”) by and among NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V. and NXP Semiconductors Taiwan Ltd. (collectively, the “NXP Credit Guarantors”) and Freescale Semiconductor Holdings V, Inc. and Freescale Semiconductor Inc. (collectively, the “Freescale Credit Guarantors”). The description of the New Secured Term Credit Agreement and the Term Loan Guaranty Agreement contained in this report on Form 6-K is qualified in its entirety by reference to the complete text of the New Secured Term Credit Agreement and the Term Loan Guaranty Agreement, in each case, copies of which are filed herewith as Exhibits 2 and 3.

The Borrowers, the several lenders party thereto, the Collateral Agent , Morgan Stanley Senior Funding Inc., as administrative agent (the “RCF Administrative Agent”), the joint lead arrangers, the joint bookrunners and the co-managers, each as detailed therein, entered into a US$600,000,000 revolving credit facility agreement dated as of the Closing Date (the “New RCF Agreement”). All present and future obligations of the Borrowers arising under and pursuant to the terms of the New RCF Agreement shall be guaranteed pursuant to a guaranty agreement dated as of the Closing Date (the “RCF Guaranty Agreement”) by and among each of the NXP Credit Guarantors and each of the Freescale Credit Guarantors. The description of the New RCF Agreement and the RCF Guaranty Agreement contained in this report on Form 6-K is qualified in its entirety by reference to the complete text of the New RCF Agreement and the RCF Guaranty Agreement, in each case, copies of which are filed herewith as Exhibits 4 and 5.

The Borrowers, the Collateral Agent, Credit Suisse AG, as administrative agent (the “Bridge Loan Administrative Agent”) and the lenders party thereto, entered into a US$1,000,000,000 secured bridge term credit facility agreement dated as of the Closing Date (the “Secured Bridge Term Credit Agreement”). All present and future obligations of the Borrowers arising under and pursuant to the terms of the Secured Bridge Term Credit Agreement shall be guaranteed pursuant to a guaranty agreement dated as of the Closing Date (the “Bridge Loan Guaranty Agreement”) by and among each of the NXP Credit Guarantors and each of the Freescale Credit Guarantors. The description of the Secured Bridge Term Credit Agreement and the Bridge Loan Guaranty Agreement contained in this report on Form 6-K is qualified in its entirety by reference to the complete text of the Secured Bridge Term Credit Agreement and the Bridge Loan Guaranty Agreement, in each case, copies of which are filed herewith as Exhibits 6 and 7.

Pursuant to (i) the Supplemental Indenture, dated as of April 2, 2015, by and among Freescale Semiconductor, Inc. (the “Freescale Issuer”), an indirect, wholly-owned subsidiary of Freescale, Freescale, Freescale Semiconductor Holdings II, Ltd., Freescale Semiconductor Holdings III, Ltd., Freescale Semiconductor Holdings IV, Ltd., Freescale Semiconductor Holdings V, Inc. and SigmaTel LLC (the “Freescale Indenture Guarantors”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2021 Freescale Trustee”), to the Indenture, dated as of May 31, 2013 (the “2021 Freescale Indenture”), by and among the Freescale Issuer, the Freescale Indenture Guarantors and the 2021 Freescale Trustee, governing Freescale’s 5.00% Senior Secured Notes due 2021 (the “2021 Freescale Notes”), and (ii) the Supplemental Indenture, dated as of April 2, 2015, by and among the Freescale Issuer, the Freescale Indenture Guarantors and Wells Fargo Bank, National Association, as trustee (the “2022 Freescale Trustee”, together with the 2021 Freescale Trustee, the “Freescale Trustees”), to the Indenture, dated as of November 1, 2013 (together with the 2021 Freescale Indenture, the “Freescale Indentures”), by and among the Freescale Issuer, the Freescale Indenture Guarantors and the 2022

Freescale Trustee, governing Freescale’s 6.00% Senior Secured Notes due 2022 (together with the 2021 Freescale Notes, the “Freescale Notes”), the Freescale Issuer, the Freescale Indenture Guarantors, NXP B.V., NXP Funding LLC, NXP Semiconductors Netherlands B.V., NXP Semiconductors UK Limited, NXP Semiconductors USA, Inc., NXP Semiconductors Germany GmbH, NXP Semiconductors Hong Kong Limited, NXP Semiconductors Philippines Inc., NXP Semiconductors Singapore Pte. Ltd., NXP Semiconductors Taiwan Ltd. and NXP Manufacturing (Thailand) Ltd. (collectively, the “NXP Indenture Guarantors”) entered into amended and restated Freescale Indentures (the “A&R Freescale Indentures”). In accordance with the A&R Freescale Indentures, among other things, (x) certain amendments previously approved by the holders of the Freescale Notes as part of the consents solicitations that launched on March 23, 2015 and closed on April 2, 2015 became operative and (y) the NXP Indenture Guarantors acceded to the Freescale Notes as additional guarantors. The description of the A&R Freescale Indentures contained in this report on Form 6-K is qualified in its entirety by reference to the complete text of the A&R Freescale Indentures, copies of which are filed herewith as Exhibits 8 and 9.

Pursuant to an additional secured obligations supplement, dated as of the Closing Date (the “Additional Secured Obligations Supplement”), by and among NXP B.V., the Collateral Agent and the additional secured parties party thereto, which shall include the secured parties under the New Secured Term Credit Agreement, the New RCF Agreement, the Secured Bridge Term Credit Agreement and the Freescale Notes, to the Collateral Agency Agreement, dated as of September 29, 2006 (the “Collateral Agency Agreement”), between, among others, NXP B.V., NXP Funding LLC, the NXP Indenture Guarantors, the secured parties party thereto and the Collateral Agent, the additional secured parties will become party to the Collateral Agency Agreement and will have all the rights, obligations and liabilities of an additional secured party and be bound by the provisions thereof, as if they were one of the original parties thereto. Pursuant to a lien grantor supplement, dated as of the Closing Date, Sigmatel LLC (as guarantor under the Freescale Indentures) and the Freeescale Credit Guarantors will become lien grantors under the Collateral Agency Agreement. A copy of the Collateral Agency Agreement was filed as Exhibit 4.3 to the Registration Statement on Form F-4 filed by NXP B.V. on April 23, 2007.

Exhibits

1	Press release dated December 7, 2015 entitled: “NXP and Freescale Announce Completion of Merger.”
2	New Secured Term Credit Agreement
3	Term Loan Guaranty Agreement
4	New RCF Agreement
5	RCF Guaranty Agreement
6	Secured Bridge Term Credit Agreement
7	Bridge Loan Guaranty Agreement
8	Amended and Restated 2021 Freescale Indenture
9	Amended and Restated 2022 Freescale Indenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 7th day of December, 2015.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO